Exhibit 99.1

Breakthrough for Volvo Buses in New Zealand

STOCKHOLM, Sweden--(BUSINESS WIRE)--Nov. 23, 2006--Volvo Buses (NASDAQ:VOLVY)(STO:VOLVA) has received an order for 20 Volvo B7RLE city buses to Auckland, New Zealand. The customer, Infratil Public
Transport, chose Volvo's most recent engine technology that meets emissions standards that do not become effective in New Zealand until 2012.

In past years, Volvo Buses has sold mostly coaches in New Zealand.

"With this order, we have achieved a breakthrough in the country also with regard to city buses," says Rune Lundberg, head of Volvo Buses' Region International. "I foresee favorable prospects for more orders."

One reason that Volvo Buses received this order is that the company chose SCR technology to sharply reduce emissions levels. As a result of SCR technology, Volvo Buses already today can offer engines that meet emissions regulations in accordance with the Euro 5 standard - demands that do not become effective in Europe until 2009 and in New Zealand until 2012. SCR technology also contributes to lower fuel consumption and as a result lower emissions of carbon dioxide.

"The new Volvo buses have emissions levels that are 70-90% lower than today's city bus fleet in Auckland," says Warren Cavel, who is General Manager of Volvo Buses' importer in New Zealand, Titan Volvo Truck and Bus.

"The new Volvo B7RLE's will enhance air quality in the Auckland inner city. We applaud Infratil for their future focussed vision and commitment to improving public transport service - in an environmentally friendly way", Mr Cavell added.

The chassis for the buses will be manufactured in Volvo Buses' plant in Boras, Sweden, while Designline in New Zealand will make the bodies. The new buses will enter service in May 2007.

November 23, 2006

Volvo Bus Corporation is the world's second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=326370&fn=wkr0001.pdf

This information was brought to you by Waymaker
http://www.waymaker.net

CONTACT: VOLVO
Per-Martin Johansson, +46 31 322 52 00
press officer
per-martin.johansson@volvo.com